UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

KE 48607015.3

CONTENTS

Exhibit No.	Exhibit Description
99.1	Block Listing Six Monthly Return, dated 05 February 2019

BLOCK LISTING SIX MONTHLY RETURN

Date: 5 February 2019

Name of applicant:		Micro Focus International plc
Name of scheme:		Incentive Plan 2005
Period of return:	From:	5 August 2018	To:	4 February 2019
Balance of unallotted securities under scheme(s) from previous return:		6,024,734 Ordinary Shares of 10 pence each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,000,000
Less: Number of securitiesissued/allotted under scheme(s) during period (see LR3.5.7G):		285,119
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,739,615 Ordinary Shares of 10 pence each

Name of contact:	Jane Smithard
Telephone number of contact:	01635 565200

BLOCK LISTING SIX MONTHLY RETURN

Date: 5 February 2019

Name of applicant:		Micro Focus International plc
Name of scheme:		Sharesave Plan 2006
Period of return:	From:	5 August 2018	To:	4 February 2019
Balance of unallotted securities under scheme(s) from previous return:		324,626 Ordinary Shares of 10 pence each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A
Less: Number of securitiesissued/allotted under scheme(s) during period (see LR3.5.7G):		116,137
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		208,489 Ordinary Shares of 10 pence each

Name of contact:	Jane Smithard
Telephone number of contact:	01635 565200

BLOCK LISTING SIX MONTHLY RETURN

Date: 5 February 2019

Name of applicant:		Micro Focus International plc
Name of scheme:		Employee Stock Purchase Plan 2006
Period of return:	From:	5 August 2018	To:	4 February 2019
Balance of unallotted securities under scheme(s) from previous return:		105,531 Ordinary Shares of 10 pence each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,000,000
Less: Number of securitiesissued/allotted under scheme(s) during period (see LR3.5.7G):		62,976
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,042,555 Ordinary Shares of 10 pence each

Name of contact:	Jane Smithard
Telephone number of contact:	01635 565200

BLOCK LISTING SIX MONTHLY RETURN

Date: 5 February 2019

Name of applicant:		Micro Focus International plc
Name of scheme:		Additional Share Grants Programme
Period of return:	From:	5 August 2018	To:	4 February 2019
Balance of unallotted securities under scheme(s) from previous return:		N/A
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		3,062,420 Ordinary Shares of 10 pence each
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,062,420 Ordinary Shares of 10 pence each

Name of contact:	Jane Smithard
Telephone number of contact:	01635 565200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 05 February 2019

Micro Focus International plc

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer